

July 2, 2013

<u>Via Facsimile</u>
Jean Mann
Chief Executive Officer
Multi-Corp International Inc.
3651 Lindell Road, Suite D414
Las Vegas, NV 89103

   **Re:**  **Multi-Corp International Inc.**
      **Item 4.01 Form 8-K**
      **Filed April 18, 2013**
      **Item 4.01 Form 8-K/A**
      **Filed May 16, 2013**
      **Item 4.01 Form 8-K/A**
      **Filed July 1, 2013**
      **File No. 000-54252**

Dear Mrs. Mann:

   We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Suying Li

         Suying Li
         Staff Accountant